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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003
                                          --------------

                         Commission File Number: 1-12158
                                                 -------

                 Sinopec Shanghai Petrochemical Company Limited
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                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                   ----------------






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Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                            Page
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Announcement regarding resolutions
passed at Extraordinary General Meeting
dated November 21, 2003                                                       4





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                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  SINOPEC SHANGHAI PETROCHEMICAL
                                                  COMPANY LIMITED

Date:  November 25, 2003                          By:    /s/Lu Yipin
                                                         -----------
                                                         Name:  Lu Yipin
                                                         Title: Chairman





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                             [Company logo in Chinese]
 (A joint stock limited company incorporated in the People's Republic of China)

                               Resolutions passed
                      at 2003 Extraordinary General Meeting

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited ("the Company") is pleased to announce that the Company's 2003 Extraordinary General Meeting ("EGM") was held on 21 November 2003 at Shangri-La Hotel, Shenzhen City, the People's Republic of China (the "PRC"). The EGM was attended by 7 members of the Company in person or by proxies holding approximately 6,270 million shares, representing approximately 87.09% of the Company's total share capital, which satisfied the quorum requirement for the meeting under the relevant regulations stipulated by the Company's articles of association and the PRC Company Law and relevant regulations of the PRC. After consideration by the attending independent shareholders (excluding Sinopec Petrochemical Company Limited and its connected parties), the following motions were passed as ordinary resolutions:

The number of votes cast for Resolution 1 at the EGM represented 648.4131 million shares (votes representing 647.8960 million shares in favour, constituting 99.92% of the votes cast; votes representing 0.5171 million shares against, constituting 0.08% of the votes cast):

1. "THAT the Contract for Supply of Acrylonitrile to be entered into between the Company and Shanghai Secco Petrochemical Company Limited ( "Secco" ) (the "Company Supply Contract" ) and the fulfillment of the Company's obligations thereunder be and are hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Company Supply Contract."

The number of votes cast for Resolution 2 at the EGM represented 648.2506 million shares (votes representing 647.7104 million shares in favour, constituting 99.92% of the votes cast; votes representing 0.5402 million shares against, constituting 0.08% of the votes cast):





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2.   "THAT the Contract for Supply of Acrylonitrile to be entered into between
     Zhejiang Jinyong Acrylic Fiber Company Limited ( "Jinyong" ) and Secco (the "Jinyong Supply Contract" ) and the fulfillment of Jinyong's obligations thereunder be and are hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Jinyong Supply Contract."

As certified by and stated in the legal opinion issued by Mr. Qiang Gao Hou, lawyer, of Haiwen & Partners, Beijing, the convening and holding of the EGM of the Company, the voting procedure adopted at the EGM and the qualifications of persons who attended the EGM complied with the provisions of relevant laws and the articles of association of the Company.

                                                           By order of the Board
                                                                  Zhang Jingming
                                                               Company Secretary

Shenzhen, PRC, 21 November 2003